Exhibit 99.2

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you hrough enrollment.

▲FOLD AND DETACH HERE ▲

NOVA MEASURING INSTRUMENTS LTD.
Weizmann Science Park, Building 22, 2nd Floor, Einstein Street, Ness Ziona, Israel
Tel: +972-8-9387505 – Fax: +972-8-9407776

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF NOVA MEASURING INSTRUMENTS LTD.

   The undersigned, a shareholder of Nova Measuring Instruments Ltd. (the “Company”), an Israeli corporation, hereby appoints Michael Brunstein and Dror David, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of the Company, Building 22 (2nd floor) Weizmann Science Park, Einstein Street, Ness Ziona, on June 24, 2010 at 5:00 p.m. Israel time (10:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, par value NIS 0.01, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of NASDAQ, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the annual general meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors recommends a “FOR” vote.

    This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY'S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

Address Change/Comments (Mark the corresponding box on the reverse side)	BNY MELLON SHAREOWNER SERVICES P.O. BOX 3550 SOUTH HACKENSACK, NJ 07606-9250
(Continued and to be marked, dated and signed, on the other side)
WO#
74929

    Nova Measuring
    Instruments Ltd.

WO#
74929

▲FOLD AND DETACH HERE ▲

								Please mark your votes as indicated in this example		☒
Item No. 1				FOR	AGAINST	ABSTAIN	Item No. 3
Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.
				☐	☐	☐	Approval and ratification of the Company’s purchase of insurance policies of directors’ and officers’ liability.	FOR	AGAINST	ABSTAIN
							Approval and ratification of the excess layer of directors’ and officers’ liability insurance policy.	☐	☐	☐
Item No. 2
Re-election of each of Messrs. Michael Brunstein, Alon Dumanis and Avi Cohen as a director of the Company to hold office until the close of the next annual general meeting.							Approval of the framework for the renewal of directors’ and officers’ liability insurance policies.	☐	☐	☐
	FOR	AGAINST	ABSTAIN				Item No. 4
I. Michael Brunstein	☐	☐	☐				Approval of a biennial grant of options to Dr. Michael Brunstein, the Chairman of the Company’s Board of Directors.	☐	☐	☐
II. Alon Dumanis	☐	☐	☐
III. Avi Cohen	☐	☐	☐
In the discretion of the proxies on any other matters that may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

							☐	I/we plan to attend the annual general meeting.

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on May 20, 2010, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.
Mark Here for Address Change or Comments SEE REVERSE
☐

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

Signature _____________________________________________ Signature _____________________________________________ Date __________________